SO
3-16-04



04001673

SECU........          ,MMISSION

Washington, D.C. 20549

U-f 3-4-04

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
FEB 2 7 2004
WASH. D.C.
158

| SEC FILE NUMBER |
| --- |
| 8-030041 |

8-44665

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING _12/31/03_
                                       MM/DD/YY                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Weisser Johnson Capital LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

_1221 McKinney St., Suite 3175_
                    (No. and Street)

Houston                           TX                    77010
     (City)                      (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Frank M. Weisser                              713-659-4600
                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Gainer, Donnelly & Desrothes, L.C._
              (Name – if individual, state last, first, middle name)

_2500 City West Boulevard, Suite 1000, Houston, TX_          77042
     (Address)              (City)              (State)         (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, ___Frank M. Weisser_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Weisser Johnson Capital LP_____ , as
of ___December 31_____ , 20 03_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____        _____
                                                                      Signature

                                                             ___President/Treasurer_____
                                                                      Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEISSER JOHNSON CAPITAL LP

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2003

WEISSER JOHNSON CAPITAL LP

TABLE OF CONTENTS



**GAINER DONNELLY & DESROCHES**
Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Partners
Weisser Johnson Capital LP
Houston, Texas

We have audited the accompanying statement of financial condition of Weisser Johnson Capital LP (a limited partnership) (the "Partnership") as of December 31, 2003, and the related statements of income, changes in stockholders' equity and partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser Johnson Capital LP as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Gainer, Donnelly & Desroches, LLP*

February 19, 2004

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090
FAX 713/621-6907

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970

## WEISSER JOHNSON CAPITAL LP
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | | |
|---|---|---|
| ASSETS: | | |
| Cash and Cash Equivalents | $ | 311,571 |
| Due from General Partner | | 2,550 |
| | | |
| TOTAL ASSETS | $ | 314,121 |

### LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accrued Expenses | $ | 3,500 |
| Taxes Payable | | 50 |
| | | |
| TOTAL LIABILITIES | | 3,550 |
| | | |
| COMMITMENTS AND CONTINGENCIES | | |
| | | |
| PARTNERS' CAPITAL | | 310,571 |
| | | |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 314,121 |

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---:|
| REVENUES: | | |
| Fee Income | $ | 741,070 |
| | | |
| GENERAL AND ADMINISTRATIVE EXPENSES: | | |
| Accounting Fees | | 3,500 |
| Bank Charges | | 95 |
| Depreciation | | 1,845 |
| Insurance | | 550 |
| Overhead Reimbursed Expenses | | 712,850 |
| Registration Fees | | 4,167 |
| SIPIC Assessment | | 150 |
| Taxes | | 50 |
| | | |
| TOTAL GENERAL AND ADMINISTRATIVE EXPENSES | | 723,207 |
| | | |
| INCOME FROM OPERATIONS | | 17,863 |
| | | |
| OTHER INCOME: | | |
| Interest Income | | 3,642 |
| | | |
| NET INCOME | $ | 21,505 |

The accompanying notes are an integral part of these financial statements

3

# WEISSER JOHNSON CAPITAL LP

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL

### FOR THE YEAR ENDED DECEMBER 31, 2003

| | Partners' Capital | | Common Stock | | Additional Paid-in Capital | | Retained Earnings | | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2002 | $ | - | $ | 1,000 | $ | 19,000 | | 286,810 | $ | (17,744) | $ | 289,066 |
| Conversion from S Corporation to Limited Partnership | | 289,066 | | (1,000) | | (19,000) | | (286,810) | | 17,744 | | - |
| Net Income | | 21,505 | | | | | | | | | | 21,505 |
| Balance, December 31, 2003 | $ | 310,571 | $ | - | $ | - | $ | - | $ | - | $ | 310,571 |

The accompanying notes are an integral part of these financial statements

4

# WEISSER JOHNSON CAPITAL LP
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | $ | 21,505 |
| Adjustments to Reconcile Net Income to Net | | |
| Cash Provided by Operating Activities | | |
| Depreciation | | 1,845 |
| Increase (Decrease) in: | | |
| Taxes Payable | | (723) |
| Total Adjustments | | 1,122 |
| Net Cash Provided by Operating Activities | | 22,627 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Due from General Partner | | (2,550) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Accrued Dividend Paid to Stockholders | | (875) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 19,202 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 292,369 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 311,571 |

The accompanying notes are an integral part of these financial statements

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business Activity

Weisser, Johnson & Co. Capital Corporation (the "Company") was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker-dealer. In February, 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership (the "Partnership"). The Partnership operates in Houston, Texas brokering investments to a select group of investors primarily in the energy trading industry.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

### Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

### Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

### Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

### Cash Concentration

The Partnership maintains cash with financial institutions. From time to time, cash balances may exceed the federally insured levels. Management believes the credit risk is low due to the overall financial strength of the financial institution. At December 31, 2003, the Partnership had amounts exceeding the federally insured levels.

### Income Tax

The Partnership is a limited partnership and has elected to be taxed as an "S" Corporation for federal income tax purposes in accordance with the provisions of the Internal Revenue Code Section 1362. Accordingly, no provision for federal income taxes is provided for as the partners are taxed individually on their respective share of earnings or losses. However, Delaware corporation franchise tax of $50 has been provided.

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line method basis for financial reporting purposes. Cost and estimated useful lives of the assets are as follows:

|  | Cost | Estimated Useful Lives |
|---|---|---|
| Computer Equipment | $        2,405 | 5 |
| Office Equipment | 9,896 | 5 |
|  | 12,301 |  |
| Less:  Accumulated Depreciation | (12,301) |  |
| Net Property and Equipment | $            - |  |

Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

Depreciation expense charged to operations was $1,845 for the year ended December 31, 2003.

## NOTE 2 – PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership agreement of Weisser Johnson Capital LP:

### Management

The General Partner, WJ Capital GP LLC, except as otherwise expressly stated or provided in the Partnership agreement, and to the extent required by the Partnership agreement, shall have the sole and exclusive authority to manage the business of the Partnership. In addition, the General Partner may receive compensation for the services rendered as a partner.

### Allocation of Income and Expenses

Net Income or net loss shall be allocated 1% to the General Partner and 99% to the Limited Partner, WJ Capital Holdings.

### Payment of Distributions

Distributions shall be distributed, at the General Partner's discretion, to the Partners in accordance with their respective Partnership interests to the extent it is not needed for working capital, debt service, or for other Partnership purposes, as determined by the General Partner.

### Liability of Limited Partners

Limited Partners have no personal liability to the Partnership or to the creditors of the Partnership, for the debts and/or any losses of the Partnership beyond the amount contributed or required to be contributed to the capital of the Partnership.

## NOTE 2 – PARTNERSHIP AGREEMENT (CONTINUED)

Term

The Partnership may continue until December 31, 2099, unless sooner terminated in accordance with the Partnership agreement.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Partnership shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Partnership shares rent and certain administration expenses. The reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent operation. During the year ended December 31, 2003, the Partnership reimbursed overhead expenses of $712,850 to Weisser, Johnson & Co.

The Partnership assigns its retainer fees, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal agreement. During the year ended December 31, 2003, the Partnership assigned $1,327 of reimbursed expenses to Weisser, Johnson & Co.

As of December 31, 2003 the Partnership advanced $2,550 to the General Partner under an informal arrangement. These advances are non-interest bearing, unsecured and are due on demand.

## NOTE 4 – BUSINESS CONCENTRATION

During the year ended December 31, 2003, two customers accounted for 100% of revenues.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Partnership had net capital of $308,021, which was $302,975 in excess of its required net capital of $5,000. The Partnership's net capital ratio was .011 to 1.

# WEISSER JOHNSON CAPITAL LP
## SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
### IN ACCORDANCE WITH RULE 15c3-1
### OF THE SECURITIES AND EXCHANGE COMMISSION
### AS OF DECEMBER 31, 2003

Net Capital:

| | | |
|---|---|---:|
| Partners' Capital from Statement of Financial Condition | $ | 310,571 |
| Non Allowable Assets | | (2,550) |
| | | 308,021 |
| Haircuts: | | |
| Other Securities - 2% of Portion of Money Market Funds | | - |
| NET CAPITAL | $ | 308,021 |

Computation of Basic Net Capital Requirement:

| | | |
|---|---|---:|
| Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $3,550) | $ | 237 |
| Minimum Dollar Net Capital Requirement | | 5,000 |
| Excess Net Capital | | 303,021 |
| Excess Net Capital at 1000% | $ | 307,666 |

Computation of aggregate indebtedness:

| | | |
|---|---|---:|
| Total Liabilities from Statement of Financial Condition | $ | 3,550 |

Ratio:

| | |
|---|---:|
| Aggregate indebtedness to net capital | 0.011:1 |

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2003 previously filed by Weisser Johnson Capital LP on Form X-17A-5.

See Independent Auditor's Report

WEISSER JOHNSON CAPITAL LP
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003


Weisser Johnson Capital LP does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report


## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL ACCOUNTING CONTROL
## REQUIRED BY SEC RULE 17a-5

To the Partners
Weisser Johnson Capital LP
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Weisser Johnson Capital LP (the "Partnership"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090
FAX 713/621-6907

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Gainer, Donnelly & Desroches, LLP*

February 19, 2004

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090
FAX 713/621-6907

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970